DOMINI INSTITUTIONAL TRUST
               SCHEDULE FOR COMPUTATION OF PERFORMANCE QUOTATIONS


                                  30-day yield

         Quotations of yield will be based on a Fund's investment income per share earned during a particular 30-day period, less expenses accrued during the period ("net investment income") and will be computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:
                                     a-b      6
                  30-DAY YIELD = 2[(----- + 1)  - 1]
                                     cd

Where a = dividends and interest earned during the period, b = expenses accrued for the period (net of any reimbursements), c = the average daily number of shares outstanding during the period that were entitled to receive dividends and d = the maximum offering price per share on the last day of the period.


                               Annual Total Return

         Quotations of the Fund's average annual total return will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5 and 10 years (up to the life of the Fund), calculated pursuant to the following formula:

                                P (1 + T)n = ERV

Where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period. All total return figures will reflect the deduction of Fund expenses on an annual basis and will assume that all dividends and distributions are reinvested when paid.